Exhibit 99.3

1 Q4 2014 Financial Results Conference Call

2 Q4 2014 Conference and webcast details Live Dial-in Information Primary Dial-in: 800-510-9691 International Dial-in: 617-614-3453 Participant Passcode: 23883766 Live webcast and replay: http://edge.media-server.com/m/p/fsefp4qi Speakers David Reis CEO Erez Simha COO & CFO Shane Glenn VP, Investor Relations

3 Stratasys Forward looking statement The statements in this press release regarding business and operating expectations, projections and goals, as well as its financial guidance and projections under the caption are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. Forwardlooking statements are often characterized by the use of forward-looking terminology such as "will," "expect," "continue," "believe," "project" or other similar words, but are not the only way these statements are identified. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. The Company has based these forward-looking statements on assumptions and assessments made by its management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate. Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things: the extent of our success at introducing new or improved products and solutions that gain market share; the extent of our success at efficiently and successfully integrating the operations of various companies that we have acquired or may acquire; the impact of competition and new technologies; general market, political and economic conditions in the countries in which we operate; projected capital expenditures and liquidity; changes in our strategy; government regulations and approvals; changes in customers' budgeting priorities; the overall global economic environment; litigation and regulatory proceedings; and those factors referred to under "Risk Factors", "Information on the Company", "Operating and Financial Review and Prospects", and generally in the Company's annual report on Form 20-F for the year ended December 31, 2014 to be filed with the U.S. Securities and Exchange Commission (the "SEC") on March 3, 2015, and in other reports that the Company has furnished to, or filed with the SEC. Readers are urged to carefully review and consider the various disclosures made in the Company's SEC reports, which are designed to advise interested parties of the risks and factors that may affect its business, financial condition, results of operations and prospects. Any forwardlooking statements in this press release are made as of the date hereof, and the Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

4 Summary & Outlook Core business growth in the fourth quarter driven by design and manufacturing solutions for the enterprise Successful launch of 25 major new products in 2014, including 11 new 3D printing systems and materials in the fourth quarter Competed over six strategic acquisitions including Solid Concepts, Harvest Technologies, and GrabCAD Completed the alignment of company-wide R&D and operations in 2014, and made significant investments in infrastructure MakerBot impacted by challenges associated with introduction and scaling of its new product platform and evolving distribution model Expanded channel and go-to-market capabilities, through strategic investments and distribution partnerships Reached significant milestone in 2014 with over 100,000 cumulative systems shipped on a pro-forma combined company basis

5 Quarter Highlights Financial Results Stratasys Ltd. Non-GAAP Q4-13 Q4-14 Change YOY Unit Sales 10,963 11,214 +2.3% Total Revenue $155.8 $217.1 +39.4% Revenue/ Employee 0.086 0.073 -15.1% Gross Profit % margin 93.7 60.2% 121.6 56.0% +29.7% Operating Expenses % of sales 62.3 40.0% 96.6 44.5% +55.2% Operating Profit % margin 31.4 20.2% 24.9 11.5% -20.7% Pre-tax Profit % margin 30.8 19.8% 20.8 9.6% -32.4% Tax Rate 16.2% -19.8% -222.1% EBITDA 36.0 29.6 -17.8% Net Income % margin 25.8 16.6% 24.9 11.5% -3.3% EPS (Diluted) $0.50 $0.48 -5.2% Diluted Shares 51.4 52.5 +2.1% ($ in millions unless noted otherwise) Revenue Growth 39% YOY Organic Revenue Growth 26% YOY Non-GAAP Gross Profit Growth 30% Non-GAAP Net Income 3% YOY MakerBot contributed $26.6M in revenue

6 Quarter Highlights Financial Results Revenue Stratasys Ltd. Non-GAAP $129.5 $154.1 $160.2 $168.6 $21.7 $24.4 $43.4 $48.5 Q1 '14 Q2 '14 Q3 '14 Q4 '14 Total Revenue - Quarter Total Revenue Quarterly Trend Product Service Product Service System Revenue 28% YOY Consumable Revenue 27% YOY Customer Support Revenue 46% YOY ($ in millions unless noted otherwise) $135.6 $168.6 $20.2 $48.5 Q4-2013 Q4-2014

7 Quarter Highlights Financial Results Demand for design and manufacturing solutions driven by enterprise level prototyping and direct digital manufacturing applications New solutions introduced at Euromold 2014 well received by market Stratasys Ltd. System Unit Sales 8,802 14,909 10,965 11,214 Q1 '14 Q2 '14 Q3 '14 Q4 '14 Total Units Sold - Quarter Total Units Sold Quarterly Trend 10,963 11,214 Q4-2013 Q4-2014

8 Quarter Highlights Financial Results Excluding impact of acquisitions and charges and reserves related to MakerBot, gross margins flat YOY Sequential gross margin decline driven by product mix Gross Profit Stratasys Ltd. Non-GAAP Q4-13 Q4-14 % Change YOY Product Revenue % of sales $135.6 87.1% $168.6 77.7% +24.3% Service Revenue % of sales 20.2 12.9% 48.5 22.3% +140.9% Product Gross Profit % margin 85.3 62.9% 100.1 59.4% +17.4% Service Gross Profit % margin 8.4 41.9% 21.5 44.3% +154.5% Total Gross Profit % margin 93.7 60.2% 121.6 56.0% +29.7% Gross Margin Quarterly Trend 63.5% 61.9% 63.4% 59.4% 45.8% 46.3% 39.9% 44.3% 60.9% 59.8% 58.4% 56.0% Q1 '14 Q2 '14 Q3 '14 Q4 '14 ($ in millions unless noted otherwise) Product Gross Margin Service Gross Margin Total Gross Margin

9 Quarter Highlights Financial Results SG&A expansion driven primarily by the inclusion of Solid Concepts and Harvest Technologies, and the expansion of regional go-to-market infrastructure R&D expansion primarily driven by increased headcount, and the acceleration of product development initiatives Operating Profit Stratasys Ltd. Non-GAAP Operating Profit Analysis Quarterly Trend Q4-13 Q4-14 % Change YOY R&D Expense % of sales 15.5 9.9% 21.4 9.8% +38.2% SG&A Expense % of sales 46.8 30.1% 75.3 34.7% +60.8% Total Operating Exp. % of sales 62.3 40.0% 96.6 44.5% +55.2% Total Operating Profit % margin 31.4 20.2% 24.9 11.5% -20.7% 10.1% 9.9% 9.4% 9.8% 35.8% 33.8% 33.3% 34.7% 15.1% 16.1% 15.6% 11.5% Q1 '14 Q2 '14 Q3 '14 Q4 '14 R&D Expenses (% of sales) SGA Expenses (% of sales) Operating Margin ($ in millions unless noted otherwise)

10 Quarter Highlights Financial Results $442.7M in cash and cash equivalents & bank deposits Generated $14.9M in cash from operating activities in Q4 2014 DSO on 12-month trailing revenue was 73, compared to 74 in the third quarter Balance Sheet Summary Stratasys Ltd. Selected balance sheet items ($ in millions) Q3-14 Q4-14 Cash, Cash Equivalents & Bank Deposits $458.9 $442.7 Accounts Receivable 140.7 150.8 Inventories 119.3 123.4 Net Working Capital 546.6 546.1 ($ in millions unless noted otherwise)

11 Quarter Highlights $277 $359 $487 $750 $940 $960 $0.94 $1.49 $1.84 $2.00 $2.07 $2.24 $- $100 $200 $300 $400 $500 $600 $700 $800 $900 $1,000 FY11 FY12 FY13 FY14 FY15 (guidance) $0.75 $0.95 $1.15 $1.35 $1.55 $1.75 $1.95 $2.15 $2.35 Financial Results Ongoing organic and inorganic sales growth Demand for design and manufacturing enterprise solutions Growing install base resulting in strong consumables growth Investments in strategic initiatives and infrastructure to drive growth ($ in millions unless noted otherwise) * Periods prior to 2013 are pro forma including Objet, Ltd. Projections Stratasys Ltd. Non-GAAP Revenue (Millions) EPS

12 Financial Guidance Stratasys Ltd. Revenue & Earnings Guidance Non-GAAP $940-960 $2.07-$2.24 Revenue (M) Non-GAAP Diluted EPS Fiscal 2015 Financial Guidance Reconciliation of GAAP to Non-GAAP Guidance ($ in millions, except per share data) Revenue $940 to $960 Non-GAAP Net Income $109.0 to $118.0 (1) Stock-Based Compensation Exp. $32.0 to $35.0 (2) Intangible Assets Amortization Exp. $85.0 (3) Merger Related Expenses $41.0 to $43.0 (5) Tax expense related to adjustments ($30.0) to ($31.0) GAAP Net Loss ($23.0) to ($10.0) GAAP Loss Per Share ($0.45) to ($0.20) Non-GAAP Diluted Earnings Per Share $2.07 to $2.24

13 Financial Guidance Stratasys Ltd. Long-Term Target Operating Model Non-GAAP +25% Revenue growth 18%23% Operating margin 10%15% Effective tax rate 16%21% Net income margin of sales of sales

14 MakerBot Update Impressive Growth Over Last Two Years Sales expanded over 600% from 2012 to 2014 Sold approximately 80,000 units to date Market leading brand and ecosystem Scaling and introduction of new product platform Evolution of distribution model Transitioning to a more mature business model MakerBot in the Fourth Quarter Next Phase of MakerBot Integration MakerBot in 2015 Continued evolution of business, and investment in product development, sales and marketing and organizational structure We expect MakerBot growth rates to ramp up to, or in excess of, overall company averages by the end of 2016

15 Strategic Investment Plan Industry Focus 01 Services 02 Products 04 Sales and Marketing Infrastructure 03 Support $3 Billion in revenue by 2020

16 Industry Focus Accelerate Efforts Around Vertical Applications and Solutions: Aerospace Automotive Healthcare Education 2014 Vertical Business Unit Accomplishments Completed initial phase of three year plan Supported the closure of 50+ manufacturing deals Co-developed industry-specific materials certification processes Supported development of Stratasys Education Curriculum program

17 Services Stratasys Direct Manufacturing Supported by 8 advanced manufacturing facilities throughout United States Includes complete range of AM manufacturing technologies Stratasys Direct Manufacturing 2014 PMI Update Three organizations rebranded as Stratasys Direct Manufacturing Single integrated sales team and Salesforce.com deployment Significant progress on unified quoting engine Proceeding with IT architecture integration During H2 2014, develop go-to-market strategies for future generating synergies between SDM and hardware business Leverage VBU and Strategic Accounts Management (SAM) teams to drive synergies in 2016 Stratasys Direct Manufacturing 2015 to 2016 PMI Phase 2

18 Services Stratasys Services Group Professional Services Customer Support Units New Stratasys Strategic Consulting Division Econolyst, a UK-based additive manufacturing and 3D printing consultancy and research firm, will join Stratasys to form new consulting division Will offer a broad range of technology-agnostic strategic consulting and support for additive manufacturing adoption, education and innovation Strengthen capabilities Provide expert consulting around additive manufacturing strategy development, ideation and innovation and implementation planning across technologies and solutions Stratasys Strategic Consulting Division

19 Products and Innovation Increased investments in: New products Long term innovation projects Software development Ecosystem Euromold product introductions met with strong demand ROI from accelerated investments generally expected in 1-2 year timeframe Acceleration of New Product to Market Multiple new products in pipeline including collaborations with industry leading manufacturers Potential to create groundbreaking new platforms ROI from investments in accelerated long term innovation products generally expected in at least a 2-4 year timeframe Long Term Innovation and Development Projects GrabCAD unique opportunity to develop leading 3D printing ecosystem Driving improved 3D printing accessibility and customer intimacy Early in PMI process Software and Ecosystem

20 Sales & Marketing Infrastructure Initiative to create singe point of contact for large, strategic accounts 65 Global Accounts, 35 in North America Fulfillment by channel or direct (varies depending on geography) For top 10 accounts, revenue growth of 158% in 2014 compared to 2013 Strategic Accounts Management Investments in Go-to- Market & Channel Training Assisting in scaling and hiring Strategic acquisitions Strengthens local presence and improves direct access to customers in the Asia Pacific region Expanded local team lays foundation to support growth in key vertical markets Acquisition will help support strong growth in the APAC region Acquisition of Intelligent CAD/CAM in Hong Kong

21 Summary & Outlook Core business is growing and company is well positioned to maintain industry leadership position Positive trends emerging from go-to-market investments, including our Vertical Business Unit and Strategic Accounts Management initiatives Solid Concepts, Harvest Technologies, and RedEye now combined as Stratasys Direct Manufacturing PMI process on schedule New product introductions observing strong demand as pace of product development and innovation accelerates Investment plan positions Stratasys for long term growth and market leadership within rapidly growing market Company maintains strong balance sheet and is well positioned for strategic investments

22 We are Stratasys We are innovation We are fearless leaders We are customer driven Our quality matters Our people make the difference

Stratasys

Reconciliation of GAAP to Non-GAAP Results of Operations

Stratasys Ltd.

($ in thousands except per share data)	Q4-13			Q4-14		
	GAAP	Adjustments	Non-GAAP	GAAP	Adjustments	Non-GAAP
Net sales						
Products	$134,943	$668	$135,611	$168,595	$ -	$168,595
Services	20,142	-	20,142	48,517	-	48,517
Cost of sales						
Products	65,088	(14,765)	50,323	82,985	(14,490)	68,495
Services	12,195	(495)	11,700	28,943	(1,915)	27,028
Gross profit	77,802	15,928	93,730	105,184	16,405	121,589
Operating expenses						
Research and development, net	17,669	(2,207)	15,462	23,189	(1,822)	21,367
Selling, general and administrative	64,462	(17,633)	46,829	95,646	(20,368)	75,278
Goodwill impairment	-	-	-	102,470	(102,470)	-
Change in fair value of earn-out obligations in connection with acquisitions	(853)	853	-	(24,862)	24,862	-
Operating income (loss)	(3,476)	34,915	31,439	(91,259)	116,203	24,944
Financial expenses, net	(650)	-	(650)	(4,145)	-	(4,145)
Income (loss) before income taxes	(4,126)	34,915	30,789	(95,404)	116,203	20,799
Income taxes (benefit)	(2,137)	7,133	4,996	(3,370)	(750)	(4,120)
Net income (loss)	(1,989)	27,782	25,793	(92,034)	116,953	24,919
Net income (loss) attributable to non-controlling interest	-	-	-	(25)	-	(25)
Net income (loss) attributable to Stratasys Ltd.	(1,989)	27,782	25,793	$ (92,009)	$115,665	$24,944
Net income (loss) per ordinary share attributable to Stratasys Ltd. (Diluted)	$(0.07)		$0.50	$(1.81)		$0.48
Diluted Shares	49,036		51,429	50,912		52,491

24 Reconciliation of Non-GAAP Adjustments Stratasys Ltd. ($ in thousands) Q4-13 Q4-14 Net sales, products Deferred revenue purchase price $668 $- Cost of sales, products Acquired intangible assets amortization (14,233) (14,654) Non-cash stock-based compensation expense (496) 164 Merger related expense (36) - Cost of sales, services Acquired intangible assets amortization - 537 Non-cash stock-based compensation expense (424) (1,430) Merger related expense (71) (1,022) Research and development, net Non-cash stock-based compensation expense (925) (1,942) Merger related expense (1,282) 120 Selling, general and administrative Acquired intangible assets amortization (5,319) (7,607) Non-cash stock-based compensation expense (4,954) (5,589) Merger and acquisition related expense (7,360) (7,172) Goodwill impairment Goodwill impairment - (102,470) Change in fair value of earn-out obligations in connection with acquisitions Change in fair value of earn-out obligations in connection with acquisitions 853 24,862 Income taxes (benefit) Tax expense related to non-GAAP adjustments 7,133 (750) Net income (loss) attributable to Stratasys Ltd. $27,782 $116,953